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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                              Amendment No. 2

                             (Final Amendment)

                                    To
                                 SCHEDULE 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                                      and

                              Amendment No. 2

                             (Final Amendment)

                                    To
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               ----------------

                            DURAKON INDUSTRIES, INC.
                           (Name of Subject Company)

                               ----------------

                        LITTLEJOHN ASSOCIATES, LLC
                          LITTLEJOHN PARTNERS IV, L.P.
                             LPIV ACQUISITION CORP.
                                   LPIV, LLC
                                   (Bidders)

                               ----------------

                        Common Stock, Without Par Value
                         (Title of Class of Securities)

                                  266334 10 1
                     (CUSIP Number of Class of Securities)

                               ----------------

                          Mr. Angus C. Littlejohn, Jr.
                              Mr. Michael I. Klein

                       Littlejohn Partners IV, L.P.
                             115 East Putnam Avenue
                          Greenwich, Connecticut 06830
                                 (203) 861-4005
          (Name, Address And Telephone Number of Persons Authorized to
            Receive Notices And Communications on Behalf of Bidders)

                                   copies to:
                             James D. Epstein, Esq.
                              Pepper Hamilton LLP
                             3000 Two Logan Square
                          Eighteenth and Arch Streets
                        Philadelphia, Pennsylvania 19103
                                 (215) 981-4000

                               ----------------

                                 June 17, 1999
        (Date of Event Which Requires Filing Statement on Schedule 13D)

                               ----------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 1.NAMES OF REPORTING PERSONS

   Littlejohn Associates, LLC

   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   06-1511492

--------------------------------------------------------------------------------
 2.CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP

                                                                         (a)
                                                                         [_]
                                                                         (b)
                                                                         [X]
--------------------------------------------------------------------------------
 3.SEC USE ONLY

--------------------------------------------------------------------------------
 4.SOURCES OF FUNDS

   00 - Member Contributions

--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(e) OR 2(f)

                                                                            [_]
--------------------------------------------------------------------------------
 6.CITIZEN OR PLACE OF ORGANIZATION

   Delaware
--------------------------------------------------------------------------------
 7.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   5,995,120 Shares (including 34,922 Shares tendered subject to guarantees of delivery). (Common Stock)
--------------------------------------------------------------------------------
 8.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                            [_]
--------------------------------------------------------------------------------
 9.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

   98%
--------------------------------------------------------------------------------
 10.TYPE OF REPORTING PERSON

   CO

 1.NAMES OF REPORTING PERSONS
   Littlejohn Partners IV, L.P.

   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   52-2177030
--------------------------------------------------------------------------------
 2.CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP

                                                                         (a)
                                                                         [_]
                                                                         (b)
                                                                         [X]
--------------------------------------------------------------------------------
 3.SEC USE ONLY

--------------------------------------------------------------------------------
 4.SOURCES OF FUNDS

   OO--Partnership Contribution
--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(e) OR 2(f)

                                                                            [_]
--------------------------------------------------------------------------------
 6.CITIZEN OR PLACE OF ORGANIZATION

   Delaware
--------------------------------------------------------------------------------
 7.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   5,995,120 Shares (including 34,922 Shares tendered subject to guarantees of delivery). (Common Stock)
--------------------------------------------------------------------------------
 8.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                            [_]
--------------------------------------------------------------------------------
 9.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

   98%
--------------------------------------------------------------------------------
 10.TYPE OF REPORTING PERSON

   HC and PN

 1.NAMES OF REPORTING PERSONS
   LPIV Acquisition Corp.

   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   38-3475004
--------------------------------------------------------------------------------
 2.CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP

                                                                         (a)
                                                                         [_]
                                                                         (b)
                                                                         [X]
--------------------------------------------------------------------------------
 3.SEC USE ONLY

--------------------------------------------------------------------------------
 4.SOURCES OF FUNDS

   AF
--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(e) OR 2(f)

                                                                            [_]
--------------------------------------------------------------------------------
 6.CITIZEN OR PLACE OF ORGANIZATION

   Michigan
--------------------------------------------------------------------------------
 7.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   5,995,120 Shares (including 34,922 Shares tendered subject to guarantees of delivery). (Common Stock)
--------------------------------------------------------------------------------
 8.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                            [_]
--------------------------------------------------------------------------------
 9.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

   98%
--------------------------------------------------------------------------------
 10.TYPE OF REPORTING PERSON

   CO

 1.NAMES OF REPORTING PERSONS
   LPIV, LLC

   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   52-2176785
--------------------------------------------------------------------------------
 2.CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP

                                                                         (a)
                                                                         [_]
                                                                         (b)
                                                                         [X]
--------------------------------------------------------------------------------
 3.SEC USE ONLY

--------------------------------------------------------------------------------
 4.SOURCES OF FUNDS

   BK
--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(e) OR 2(f)

                                                                            [_]
--------------------------------------------------------------------------------
 6.CITIZEN OR PLACE OF ORGANIZATION

   Delaware
--------------------------------------------------------------------------------
 7.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   5,995,120 Shares (including 34,922 Shares tendered subject to guarantees of delivery). (Common Stock)
--------------------------------------------------------------------------------
 8.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                            [_]
--------------------------------------------------------------------------------
 9.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

   98%
--------------------------------------------------------------------------------
 10.TYPE OF REPORTING PERSON

   CO
--------

  This Amendment No. 2 amends and supplements the combined Schedule 14D-1 Tender Offer Statement and Schedule 13D originally filed with the Securities and Exchange Commission on June 28, 1999, as amended by Amendment No. 1, dated July 8, 1999 (collectively, as amended, the "Statement"), by Littlejohn Partners IV, L.P., a Delaware limited partnership (the "Parent"), Parent's wholly owned subsidiary, LPIV Acquisition Corp., a Michigan corporation (the "Purchaser"), and Purchaser's wholly owned subsidiary, LPIV, LLC, a Delaware limited liability company ("LPIV"), in connection with the offer to purchase all issued and outstanding shares of common stock, without par value (the "Shares"), of Durakon Industries, Inc., a Michigan corporation (the "Company"), at $16.00 per Share (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Statement.


Item 6. Interest in Securities of the Subject Company.

  Item 6 of the Statement is hereby amended and supplemented by adding the following language thereto:

  The Offer expired at midnight, New York City time, on Friday, July 23, 1999. The Purchaser accepted for payment all Shares validly tendered pursuant to the Offer. The Purchaser has been informed by the Depository that 5,995,120 Shares, representing approximately 98% of the issued and outstanding Shares, were tendered pursuant to the Offer (including 34,922 Shares subject to guarantees of delivery).

  On July 26, 1999, subject to the terms of the Offer, the Purchaser accepted for payment all of the Shares validly tendered and not withdrawn prior to the expiration of the Offer. Following completion of the Offer, there remain approximately 130,000 Shares outstanding. Any Shares not tendered pursuant to the Offer were converted into the right to receive $16.00 per Share in cash upon the filing of a Certificate of Merger with the State of Michigan in connection with the merger of the Purchaser with and into the Company (the "Merger"). Payment for the Shares will be made by the Depository. A copy of the press release issued by Parent on July 26, 1999, announcing the expiration of the Offer and completion of the Merger is attached hereto as Exhibit (a)(9) and is incorporated herein by reference.

Item 10. Additional Information.

  Item 10 of the Statement is hereby amended and supplemented by adding the following language thereto:

  On July 26, 1999, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(9) and is incorporated herein by reference.

Item 11. Material to be Filed as Exhibits.

Item 11 is hereby amended and supplemented by adding by adding the following:

(a)(9) Text of Press Release dated July 26, 1999, issued by Parent.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 1999

                                          LITTLEJOHN PARTNERS IV, L.P.
                                          By: Littlejohn Associates, LLC, its
                                           general partner

                                          By: /s/ Michael I. Klein
                                             ----------------------------------

                                            Name: Michael I. Klein
                                            Title: Manager

                                          LPIV ACQUISITION CORP.

                                          By: /s/ Michael I. Klein
                                             ----------------------------------
                                            Name: Michael I. Klein
                                            Title: President

                                          LPIV, LLC

                                          By: /s/ Michael I. Klein
                                             ----------------------------------

                                            Name: Michael I. Klein
                                            Title: Manager

                                          LITTLEJOHN ASSOCIATES, LLC

                                          By: /s/ Michael I. Klein
                                             ----------------------------------

                                            Name: Michael I. Klein

                                            Title: Manager

                                 EXHIBIT INDEX

  Exhibit
  Number                               Exhibit Name
-------------------------------------------------------------------------------
  (a)(1)  Offer to Purchase dated June 25, 1999.
-------------------------------------------------------------------------------
  (a)(2)  Letter of Transmittal.
-------------------------------------------------------------------------------
  (a)(3)  Notice of Guaranteed Delivery.
-------------------------------------------------------------------------------
  (a)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
          Other Nominees.
-------------------------------------------------------------------------------
  (a)(5)  Letter to Clients for use by Brokers, Dealers, Commercial Banks,
          Trust Companies and Other Nominees.
-------------------------------------------------------------------------------
  (a)(6)  Guidelines for Certification of Taxpayer Identification Number on
          Substitute Form W-9.
-------------------------------------------------------------------------------
  (a)(7)  Form of Summary Advertisement dated June 25, 1999.
-------------------------------------------------------------------------------
  (a)(8)  Text of Press Release dated June 18, 1999 issued by the Company.
-------------------------------------------------------------------------------
  (a)(9)  Text of Press Release dated July 26, 1999 issued by Parent.*
-------------------------------------------------------------------------------
  (b)(1)  Commitment Letter, dated June 14, 1999, from BankBoston, N.A. and
          BancBoston Robertson Stephens Inc. to LPIV Acquisition Corp.
-------------------------------------------------------------------------------
  (c)(1)  Agreement and Plan of Merger dated as of June 17, 1999 among the
          Parent, the Purchaser and the Company.
-------------------------------------------------------------------------------
  (c)(2)  Confidentiality Agreement, dated February 5, 1999, between Littlejohn
          & Co., LLC, an affiliate of the Parent, and the Company, and countersigned by Littlejohn & Co., LLC on February 8, 1999.
-------------------------------------------------------------------------------
  (c)(3)  Stock Tender and Voting Agreement with David Aronow
-------------------------------------------------------------------------------
  (c)(4)  Stock Tender and Voting Agreement with Phillip Wm. Fisher
-------------------------------------------------------------------------------
  (c)(5)  Stock Tender and Voting Agreement with Richard J. Jacob
-------------------------------------------------------------------------------
  (c)(6)  Stock Tender and Voting Agreement with Robert M. Teeter
-------------------------------------------------------------------------------
  (c)(7)  Stock Tender and Voting Agreement with David W. Wright
-------------------------------------------------------------------------------
  (c)(8)  Stock Tender and Voting Agreement with Max M. Fisher Revocable Trust,
          u/a/d August 13, 1988
-------------------------------------------------------------------------------
  (c)(9)  Stock Tender and Voting Agreement with Martinique Charitable
          Remainder Unitrust
-------------------------------------------------------------------------------
  (c)(10) Stock Tender and Voting Agreement with Wolverine Investors
-------------------------------------------------------------------------------
  (c)(11) Stock Tender and Voting Agreement with 1990 Bronx Trust #1
-------------------------------------------------------------------------------
  (c)(12) Stock Tender and Voting Agreement with 1990 Des Moines Trust #1
-------------------------------------------------------------------------------
  (d)     None.
-------------------------------------------------------------------------------
  (e)     Not applicable.
-------------------------------------------------------------------------------
  (f)     None.

* Filed with this Amendment No. 2.

 All Other Exhibits Previously Filed